K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 klgates.com

November 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VanEck Merk Gold Trust
Registration Statement on Form S-3
Filed September 22, 2023
File No. 333-274643

Ladies and Gentlemen,

On behalf of our client, VanEck Merk Gold Trust (the “Trust”), we hereby provide the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Trust dated October 5, 2023 (the “Comment Letter”). The Trust’s response is preceded by a reproduction of the Staff’s comment in italics as set forth in the Comment Letter.

Registration Statement on Form S-3

General

1.	We note your disclosure that “the Solactive Index calculates gold bullion fixing prices by taking Time Weighted Average Prices…of XAU trading prices…” Please revise your disclosure to more clearly discuss the difference in calculating the reference rate using the Solactive Index from the reference index previously used and how it may impact your Net Asset Value. In addition, discuss whether there are any material differences between the gold trading prices on the London Bullion Market Association and the Solactive Index.

Trust Response: The Trust respectfully acknowledges the Staff’s comment but declines to make the suggested revision since the differences, as noted in the Staff’s comment, between the Solactive Index and the LBMA pricing methodology previously used by the Trust are no longer relevant to investors. The Trust’s analysis pertaining to the switch in pricing methodologies is further discussed below.

As background, the Trust previously used the LBMA Gold Price as the benchmark price for purposes of calculating the net asset value (“NAV”) of the Trust. The LBMA Gold Price has several attributes that caused the Trust to adopt the Solactive Index.

First, the LBMA Gold Price methodology does not represent a pricing determination by broad industry participation. The LBMA Gold Price is calculated by the ICE Benchmark Administration (the “IBA”), which determines a gold price fixing for the London bullion market. The LBMA Gold Price is calculated twice daily (at 10:30 a.m. London Time and 3:00 p.m. London Time) and is determined through an electronic auction process involving a daily varying subset of 16 direct participants.

Second, the LBMA Gold Price determination occurs at times that are not synchronized with important times of trading in the Shares. The most significant daily trading for the Shares typically occurs at the close of trading on the NYSE Arca. Thus, the LBMA Gold Price determination in London several hours before such trading period does not, by itself, provide a current valuation evaluation usable to Share investors. There are also days where the IBA observes a U.K. banking holiday schedule while the NYSE Arca observes a U.S. market calendar. This holiday schedule mismatch further reduces the LBMA Gold Price’s utility to Share investors.

In contrast, the Solactive Index is a U.S. dollar denominated index that aims to provide a price fixing for the gold spot price for London delivery gold bullion quoted as U.S. dollars per Troy Ounce (“XAU”) and determined once a day as of the time trading closes on the New York Stock Exchange (the “NYSE”). The Solactive Index is calculated based on thousands of transaction prices for gold bullion spot that are captured by ICE Data Services (“IDS”) during two time periods.

The sponsor of the Trust, Merk Investments LLC (the “Sponsor”), believes that the Solactive Gold Spot Index provides an improved benchmark price because it reduces timing differences between the basis for NAV calculation and market price for the Shares, and promotes market liquidity by aligning the timing of the calculation of the benchmark price with the closing time for trading of the Shares and the time at which NAV is determined. Additionally, when price moves occur, the use of the Solactive Index provides a timelier value of the NAV calculation and promotes consistency between the NAV and market price of the Shares. The Sponsor also believes that using the Solactive Index, which is calculated based on timing that mirrors the trading hours of the Shares, to calculate the NAV of the Shares permits market makers and liquidity providers for the Shares to manage their overnight risk exposure more effectively. More effective risk management by these market participants is the primary benefit to these Share liquidity providers from a change to the Solactive Index.

Further, the Solactive Index is derived from data recorded during two time periods – a total period of five minutes and six seconds. Thus, the Solactive Index calculation reflects several thousand trade ticks of actual transactions from hundreds of data contributors for a given calculation day. The Sponsor believes that the broad base of data underlying the Solactive Index calculation reduces the potential for price manipulation affecting NAV calculation.

The Sponsor also believes that the Solactive Index provides enhanced transparency to the calculation of the NAV of the Shares. The Solactive Index is calculated and published by the index calculator no later than 30 minutes following the close of trading on the NYSE on each business day, disseminated to major financial data providers, and made publicly available via the Trust’s website. In contrast, the LBMA Gold Price is only made available to the general public at midnight London time on the day it is set.

As a final background point, the change in the Trust’s Benchmark Price occurred on August 7, 2023. When the Benchmark Price was changed, no significant discontinuity in the valuation of the Trust’s gold bullion was observed. This continuity of valuation through the index change indicates that both the LBMA Gold Price and the Solactive Index were and are, respectively, valid measures of the value of the Trust’s gold bullion.

The Trust respectfully informs the Staff that the change in pricing index to the Solactive Index was previously approved, via listing rule amendment process, by the NYSE and the SEC, and took effect on August 7, 2023. As discussed with the Staff, the Sponsor believes that referring to the LBMA Gold Price, or comparing the LBMA Gold Price with the Solactive Index, in the Registration Statement, or in the Trust’s periodic reports under the Securities Exchange Act of 1934, as amended, is no longer necessary as the LBMA Gold Price is no longer relevant information for investors in the Shares. As such, the Trust does not believe any modifications to the disclosures in the Registration Statement are required in response to the Staff’s comment.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3543 or e-mail me at jason.dreibelbis@klgates.com.

Sincerely,

/s/ Jason C. Dreibelbis
Jason C. Dreibelbis
K&L Gates LLP

cc:	Merk Investments LLC
Peter J. Shea, K&L Gates LLP